SEC File No. 0-27100

                                                          CUSIP No.: 316572 10 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)   [X] Form 10-KSB [  ] Form 20-F    [  ] Form 11-K
              [ ] Form 10-QSB [  ] Form N-SAR

For  Period  Ended: January 1, 1999
           [ ]  Transition  Report  on Form  10-K
           [ ]  Transition Report on Form 20-F
           [ ]  Transition Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ]  Transition  Report  on Form  N-SAR

For the  Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Fields Aircraft Spares, Inc.
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Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable


4175 Guardian Street
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Address of Principal Executive Office (Street and Number)


Simi Valley, California 93063
-----------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report, semi-annual   report; transition
                  report on Form 10-K, Form 20-F,  11-K, Form N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day
                  following the prescribed due date; or the subject    quarterly
                  report of transition report on Form 10-Q, or portion   thereof
                  will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

          During fiscal 1998, the Company completed the acquisition of two companies. The integration of their financial statements into the Company's financial statements added an additional level of complexity and additional time to prepare for the audit process. In addition, the change in accounting management at the Company during the year added to the delay in preparing for the audit process.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                 Alan M. Fields                  (805)     583-0080
               ---------------------------------------------------------------
                     (Name)                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company anticipates that sales for fiscal 1998 will be approximately $24 million compared to $12.1 million in fiscal 1997. Income from operations for fiscal 1998 is anticipated to be between approximately $1.8 million and $2.0 million compared to $1.5 million in fiscal 1997. Net loss is anticipated to have increased to between approximately $1.8 million and $2.1 million compared to a net loss of $147,000 for fiscal 1997. These amounts are subject to adjustment prior to release of the final financial statements for the year.


                       Fields Aircraft Spares, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1999                      By:/s/ Alan M. Fields
                                            ------------------------------------
                                         Alan M. Fields, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).